Filed by CECO Environmental Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: PMFG, Inc.

Commission File No. 001-34156

LETTER TO CLIENTS

in connection with the merger of PMFG, Inc.

with and into

wholly owned subsidiaries of CECO Environmental Corp.

August 4, 2015

YOUR RIGHT TO MAKE AN ELECTION WILL EXPIRE AT 5:00 P.M., EASTERN TIME,

ON SEPTEMBER 1, 2015 (THE “ELECTION DEADLINE”).

Dear Our Clients:

On May 3, 2015, CECO Environmental Corp. (“CECO”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PMFG, Inc. (“PMFG”), Top Gear Acquisition Inc., a wholly owned subsidiary of CECO (“Merger Sub I”), and Top Gear Acquisition II LLC (“Merger Sub II”), a wholly owned subsidiary of CECO, pursuant to which PMFG will be acquired by CECO. The Merger Agreement provides for, among other things, (1) the merger of PMFG with and into Merger Sub I, with PMFG as the surviving entity (the “First Merger”), and (2) a subsequent merger whereby PMFG will merge with and into Merger Sub II, with Merger Sub II as the surviving entity (the “Second Merger” and together with the First Merger, the “Mergers”). As outlined in the joint proxy statement/prospectus relating to the Mergers, dated as of July 31, 2015 (the “Joint Proxy Statement/Prospectus”), under the terms of the Merger Agreement, you have the opportunity to elect to receive, for each share of PMFG common stock ( “PMFG Shares”) you own, the following consideration (the “Merger Consideration”):

•	$6.85 in cash, without interest, subject to proration, as calculated in accordance with the Merger Agreement and described in the Joint Proxy Statement/Prospectus; or

•	A number of shares of CECO common stock, par value $0.01 per share (“CECO Shares”), having an equivalent value of $6.85 based on the volume weighted average trading price of CECO Shares on the NASDAQ Global Select Market for the 15 consecutive trading days ending on the trading day immediately preceding the closing date of the First Merger (including cash in lieu of any fractional CECO Share), subject to (a) a collar so that there will be a maximum exchange ratio of 0.6456 CECO Shares for each PMFG Share and a minimum of 0.5282 CECO Shares for each PMFG Share and (b) proration, as calculated in accordance with the Merger Agreement and described in the Joint Proxy Statement/Prospectus.

There is no guarantee that you will receive the form of Merger Consideration that you elected to receive because the elections by PMFG stockholders are subject to proration to the extent necessary to provide that $66.2 million (or approximately 45%) of the aggregate consideration to be paid by CECO in the First Merger will be paid in cash (the $66.2 million includes approximately $1.6 million to be paid in cash for all restricted stock units and options outstanding as of the effective time of the First Merger) and the remaining approximately 55% of the aggregate consideration will be paid in CECO Shares. For further information, please see the section of the Joint Proxy Statement/Prospectus titled “The Merger Agreement-Consideration to Be Received in the Mergers.”

Because we are the holder of record for your PMFG Shares, only we can make an election for your PMFG Shares in accordance with your instructions. Please instruct us on how to make an election with respect to your PMFG Shares. If you do not provide us with instructions, we will not make an election for you and you will be deemed to have made no election.

All of the documents necessary to complete your election are included in this package or have been mailed to you separately. Please review the following documents carefully:

1.	The Election Form;

2.	The Joint Proxy Statement/Prospectus; and

3.	A return envelope for mailing your duly executed and properly Election Form back to us.

For an election to be valid, we must receive the properly completed Election Form by no later than 5:00 p.m., Eastern Time, on September 1, 2015.

If we do not receive the properly completed Form of Election and Letter of Transmittal by the Election Deadline, you shall be deemed not to have made an election and your PMFG Shares may receive cash consideration, stock consideration in the form of CECO Shares, or a combination of cash and CECO Shares, depending on elections that have been made by other PMFG stockholders.

If you have any questions or requests for assistance, please contact us directly or contact Georgeson, Inc., the Solicitation Agent for the Mergers, at (888) 505-9118 (toll free) or cecoenvironmental@georgeson.com.

*            *             *

Important Information for Investors and Stockholders

This document(s) is not a substitute for the final prospectus/proxy statement that CECO Environmental Corp. (“CECO”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2015, which includes a prospectus with respect to shares of CECO common stock to be issued in the merger and a proxy statement of each of CECO and PMFG, Inc. (“PMFG”) in connection with the merger between CECO and PMFG. The prospectus/proxy statement will be sent or given to the stockholders of record as of the close of business on July 30, 2015 of each of CECO and PMFG and will contain important information about the merger and related matters, including detailed risk factors. CECO’s AND PMFG’s SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE FINAL PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS RELATING TO THE MERGER HAVE BEEN FILED WITH THE SEC IN THEIR ENTIRETY AND CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The prospectus/proxy statement and other documents that have been filed with the SEC by CECO and PMFG are available without charge at the SEC’s website, www.sec.gov, or by directing a request to (1) CECO Environmental Corp., by mail at 4625 Red Bank Road Suite 200, Cincinnati, Ohio 45227, Attention: Investor Relations, by telephone at 800-333-5475 or by going to CECO’s Investor page on its corporate website at www.cecoenviro.com; or (2) PMFG, Inc. by mail at 14651 North Dallas Parkway Suite 500, Dallas, Texas 75254, Attention: Investor Relations, by telephone at 877-879-7634, or by going to PMFG, Inc.’s Investors page on its corporate website at www.pmfginc.com.

This communication is neither an offer to sell nor the solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Proxy Solicitation

CECO and PMFG, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions and may have direct or indirect interests in the proposed transactions. Information about the directors and executive officers of CECO is set forth in the proxy statement for its 2015 annual meeting of shareholders and CECO’s Annual Report on Form 10-K for the year ended December 31, 2014, which were filed with the SEC on April 10, 2015 and March 18, 2015, respectively. Information about the directors and executive officers of PMFG is set forth in the proxy statement for its 2014 annual meeting of shareholders and PMFG’s Annual Report on Form 10-K for the year ended June 28, 2014, which were filed with the SEC on October 16, 2014 and September 10, 2014, respectively. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.

ELECTION FORM IN CONNECTION WITH

the merger of

PMFG, INC.

with and into

wholly owned subsidiaries of CECO Environmental Corp.

Please provide your signed instructions below regarding the form of consideration you wish to receive (the “Merger Consideration”) in exchange for your shares of PMFG common stock (“PMFG Shares”) for which we are the holder of record:

STOCK ELECTION1

☐ Mark this box to elect to make a stock election with respect to ALL of your PMFG Shares.

☐ Mark this box to elect to make a stock election with respect to the following number of your PMFG Shares:                 . Please fill in the number of PMFG Shares for which you would like to make a stock election.

CASH ELECTION2

☐ Mark this box to elect to make a cash election with respect to ALL of your PMFG Shares.

☐ Mark this box to elect to make a cash election with respect to the following number of your PMFG Shares:                 . Please fill in the number of PMFG Shares for which you would like to make a cash election.

There is no guarantee that you will receive the form of Merger Consideration that you elected to receive because the elections by PMFG stockholders are subject to proration to the extent necessary to provide that $66.2 million (or approximately 45%) of the aggregate consideration to be paid by CECO in the First Merger (as defined in the attached client letter) will be paid in cash (the $66.2 million includes approximately $1.6 million to be paid in cash for all restricted stock units and options outstanding as of the effective time of the First Merger) and the remaining approximately 55% of the aggregate consideration will be paid in CECO Shares.

If you do not elect one of these options, you will be treated as having made no election.

[1]	A number of shares of CECO Environmental Corp. (“CECO”) common stock, par value $0.01 per share (“CECO Shares”), having an equivalent value of $6.85 based on the volume weighted average trading price of CECO common stock on the NASDAQ Global Select Market for the 15 consecutive trading days ending on the trading day immediately preceding the closing date of the First Merger (as defined in the attached client letter) (including cash in lieu of any factional CECO Share), subject to (a) a collar so that there will be a maximum exchange ratio of 0.6456 CECO Share for each PMFG Share and a minimum of 0.5282 CECO Share for each PMFG Share and (b) proration, as calculated in accordance with the Merger Agreement (as defined in the attached client letter) and described in the Joint Proxy Statement/Prospectus (as defined in the attached client letter).
[2]	$6.85 in cash without interest for each PMFG Share.

Name(s):

Signature(s):

Account #:

Dated:                 , 2015

THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE OPTION AND

RISK OF THE ELECTING STOCKHOLDER. IF DELIVERED BY MAIL,

REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, IS

RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED

TO ENSURE DELIVERY.

IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT YOUR BROKER OR

FINANCIAL ADVISOR DIRECTLY.

PROMPT ACTION IS REQUESTED.